UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Westrock Coffee Company

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

96145W103

(CUSIP Number)

August 26, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 96145W103	13G	Page 2 of 5 Pages

1	Names of Reporting Persons HF Direct Investments Pool, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Tennessee

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 8,008,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 8,008,000
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,008,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 11.0%(1)
12	Type of Reporting Person (See Instructions) OO

(1)

Based on 73,033,991 shares of common stock outstanding on November 8, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 filed with the U.S. Securities and Exchange Commission on November 14, 2022.

CUSIP NO. 96145W103	13G	Page 3 of 5 Pages

1	Names of Reporting Persons HF Capital, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Tennessee

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 8,008,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,008,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,008,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 11.0%(1)
12	Type of Reporting Person (See Instructions) OO

(1)

Based on 73,033,991 shares of common stock outstanding on November 8, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 filed with the U.S. Securities and Exchange Commission on November 14, 2022.

Item 1(a).	Name of Issuer:

Westrock Coffee Company

Item 1(b).	Address of Issuer’s Principal Executive Offices:

100 River Bluff Drive

Suite 210

Little Rock, Arkansas 72202

Item 2(a).	Name of Person Filing:

HF Direct Investments Pool, LLC and HF Capital, LLC

HF Direct Investments Pool, LLC is the record holder of the shares reported herein. HF Capital, LLC is the managing member of HF Direct Investments Pool, LLC. Consequently, it may be deemed the beneficial owner of shares held by HF Direct Investments Pool, LLC and to have voting and investment control over such shares.

CUSIP NO. 96145W103	13G	Page 4 of 5 Pages

Item 2(b).	Address of Principal Business Office or, if none, Residence:

510 Union Avenue

Knoxville, TN 37902

Item 2(c).	Citizenship:

Tennessee

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

96145W103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: 8,008,000

(b)	Percent of class: 11.0%(1)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: The responses to Item 5 of the cover pages of this Schedule 13G are incorporated herein by reference

(ii)	Shared power to vote or to direct the vote: The responses to Item 6 of the cover pages of this Schedule 13G are incorporated herein by reference

(iii)	Sole power to dispose or to direct the disposition of: The responses to Item 7 of the cover pages of this Schedule 13G are incorporated herein by reference

(iv)	Shared power to dispose or to direct the disposition of: The responses to Item 8 of the cover pages of this Schedule 13G are incorporated herein by reference

(1)

Based on 73,033,991 shares of common stock outstanding on November 8, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 filed with the U.S. Securities and Exchange Commission on November 14, 2022.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

CUSIP NO. 96145W103	13G	Page 5 of 5 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP NO. 96145W103	13G	Page 6 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2022

HF Direct Investments Pool, LLC

By: HF Capital, LLC
Its: Managing Member

By:	/s/ Andrew Seamons
Name:	Andrew Seamons
Title:	Chief Investment Officer

HF Capital , LLC

By:	/s/ Andrew Seamons
Name:	Andrew Seamons
Title:	Chief Investment Officer